

Mail Stop 3561

March 28, 2016

George H. Kirby
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, New Jersey 08534

Re: **Ocean Power Technologies, Inc.**
Amendment No. 1 to Registration Statement on Form S-3
Filed March 18, 2016
File No. 333-209517

Dear Mr. Kirby:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2016 letter.

Plan of Distribution, page S-14

1. We note your response to comment 3. Please explain how sales made at "prices related to such prevailing market prices" satisfy the definition of an "at the market offering" under Rule 415 of the Securities Act. It is unclear from your response that these sales would be made at other than a fixed price as required by the rule.

2. As requested in prior comment 4, please disclose in your prospectus supplement that prior to each sale of securities pursuant to the At the Market Offering Agreement between the company and Wainwright, you will file a prospectus supplement which includes all the necessary information required by Rule 424. Please also confirm that you will file a prospectus pursuant to Rule 424 at the time of each take-down, including the first take-down following effectiveness of this registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products